Exhibit (a)(5)(D)

Forward Looking Statements:

This presentation contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009.

Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Important Additional Information:

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the proposed transaction, sanofi-aventis and GC Merger Corp. have filed tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”). These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at 1-800-322-2885, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

FINAL TRANSCRIPT

Conference Call Transcript

SNY- Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

Event Date/Time: Oct 04, 2010 / 01:00PM GMT

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

CORPORATE PARTICIPANTS

Sebastien Martel

sanofi-aventis - Director of IR

Chris Viehbacher

sanofi-aventis - CFO

Jerome Contamine

sanofi-aventis - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Tim Shap

Capital Global Markets - Analyst

Graham Parry

BAS-ML - Analyst

Jacob Thrane

Standard & Poor’s - Analyst

Geoffrey Porges

Sanford Bernstein - Analyst

Vincent Meunier

Exane BNP Paribas - Analyst

Justin Smith

M.F.Global - Analyst

Andrew Bahn

Millennium - Analyst

Mark Schoenebaum

ISI Group - Analyst

Li Wong

United First Partners - Analyst

Sally Yanchus

TradeWinds - Analyst

PRESENTATION

Operator

Ladies and gentlemen, welcome to the conference call regarding sanofi-aventis tender offer to acquire Genzyme. (Operator Instructions). I would now like to hand the call over to Mr. Sebastien Martel, Vice President and Head of Investor Relations for sanofi-aventis. Sir, you have the floor.

Sebastien Martel - sanofi-aventis - Director of IR

Thanks a lot and good afternoon to everyone calling from Europe and good morning to those in the US. Welcome to our conference call regarding the commencement of sanofi’s tender offer for all outstanding shares of Genzyme common stock. Before we start, I would like to let you know that our slides are available for download on our website.

As always I must remind you that our comments today may contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results to be materially different. These factors are detailed in our Form 20-F on file with the SEC and also on our document de reference.

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

With us today on the call are our Chief Executive Officer, Chris Viehbacher, and our Executive Vice President and Chief Financial Officer, Jerome Contamine. So with that, let me turn the call over to Chris.

Chris Viehbacher - sanofi-aventis - CFO

Thank you, Sebastien. Good afternoon, good morning everybody. So a few hours ago we announced the next step in our goal to acquire Genzyme. We commenced a tender offer to acquire all the outstanding shares of Genzyme common stock for $69 a share in cash. We believe this is a highly compelling offer for Genzyme shareholders and one that allows them to take action to realize substantial and immediate value for their investment.

We are obviously committed to a transaction with Genzyme and we believe that our offer reflects both Genzyme’s upside potential as well as its current operating challenges.

Now it has been our strong preference to continue to work constructively or to try to work constructively with Genzyme’s management and its Board but we have not really been able to engage in productive discussions with Genzyme on the issue of substance, valuation or a path forward. Over the past few weeks, we have met with Genzyme shareholders who hold more than 50% of the company’s shares. It was clear to both Jerome and I that they too support a transaction and we heard an awful lot of frustration at Genzyme’s unwillingness to work with us. Therefore, we felt we had no choice but to present the offer directly to Genzyme shareholders.

So we are just going to go through a few slides today that talk about some of the financial and strategic rationale. I am going to go through them reasonably quickly so that we can get to questions.

So with that, I am going to turn to slide three which just gives a summary of the acquisition terms. Again: all-cash offer of $69, which represents about $18.4 billion of purchasing price. The 38% premium if you actually calculate it in dollars is around $5 billion so a very substantial premium. Whether you look at it as the unaffected closing price before the rumors of $49.86 or the unaffected 30-day average and what you should — well, you will see later on — is that obviously the share price is not just temporarily low. It has been down at that level for about a year and I will show you a little later on that there has been significant underperformance really for quite some time.

On terms of multiples, we are looking at 36 times 2010 EPS. Now of course that is off a low base given their manufacturing difficulties so we also want to look at 2011 because there we are anticipating the recovery. And you can see that even when you look at 2011 which would be expected to be more of a normal year in quotations, we are talking about 19 times. So this is a pretty robust valuation.

Financing is already fully secured as you have seen from documents that we filed with the SEC and that is from three banks. That may get syndicated later but we have essentially all the financial means at our disposal to complete the transaction. The current offer is scheduled to expire on — the offer we launch today is scheduled to expire on December 10.

If I move to slide four, now why did we move to a tender offer? Well, again we had no choice. We sent a private offer letter on July 29. That was rejected on August 11. We had kind of a non-meeting of financial advisers on August 24. That led to a second letter on August 29. We got another rejection on August 30. After we met with a number of Genzyme shareholders and expressed our frustration, they indicated theirs — I don’t know whether there is a linkage but we did manage to have a meeting with the Genzyme CEO on September 20. However again, we had no real path forward. So as a result we decided to initiate a tender offer today.

Moving to slide five, you know I think there is an opportunity to look here at what this means for both companies. If you are Genzyme shareholders, I mean, what can I say? This provides immediate and certain value for you. It represents a substantial premium. It captures not only the business today but the potential of Genzyme’s business and pipeline and quite honestly, it shifts execution risk to us. We believe that we can enhance Genzyme’s rare disease business as a center of excellence and it is going to create value for other Genzyme’s other product lines because we are a bigger company with global reach and resources.

So what does it mean if you are a sanofi-aventis shareholder? For us we create a new platform for sustainable growth. It increases further our biotech exposure. It expands the footprint in an attractive and growing rare disease market. Importantly and you’ll remember in the US, this is where we are going to really see the major impact of patent expiries. This allows this to increase our US presence not just commercially but also from an R&D point of view and it obviously also expands our R&D pipeline of Phase II and Phase III products.

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Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

The transaction meets sanofi-aventis value creation criteria and by that we just don’t mean accretion which has been the core measure yardstick of value creation in this industry. We look also at value creation through such things as return on invested capital, IRR, cash payback and the like. And finally, obviously we have a strong balance sheet and this transaction allows us to preserve our strong capital structure.

Moving to slide six, you can see that there has been quite a lengthy phenomenon of underperformance. You can actually even go further back than this but measuring the stock from first of March 2006, what you can see is that Genzyme’s shares are down 30%, S&P 500 is down 18%, whereas the AMEX Biotech Index is up 47%.

So I think when Genzyme’s Board says we are opportunistic, I mean one you could argue who has created the opportunity. But in another way, you can see that we didn’t just we wake up one day and say okay, the share price is unusually low this week and let’s go launch a tender offer. That share price has been down for roughly a year and there has been significant underperformance even before the manufacturing difficulties largely because of diversification into areas where the company has had no critical mass.

On slide seven, you know we just really take the present value of future stock prices and look at different multiples. This is on a 10.66% discount rate. So if you take 13.6 times one year forward P/E multiples, you can see that at any rate our $69 offer is significantly in advance of those values going out four years, five years.

On slide eight, you know, this is where our offer values Genzyme higher than its peers. If I look at the left side here, you have got total enterprise value over 2011 expected EBITDA. We are valuing Genzyme at 11.6. If you look at the large biotech median, they are sitting there at 7. And if you want to take the 2012 numbers, it is 11.1 and 7. So again, the objective of saying is that we are trying to basis this on normal years and not just on the 2010 because of manufacturing difficulties.

If you personally like to look at P/E multiples better, here we are at 18.8 times expected earnings per share consensus forecast again from analysts, in 2011 versus 10.7 for the large biotech median. On the basis of 2012 expected earnings, we are at 14.7 versus a large biotech median of 10. So I think on all those you would have to argue that we are pretty much in line.

So on slide nine, you might ask, well what about your premium, how does that compare to everything else? And again, you can see we are right in there, 38%, pick your favorite deal. I mean I think the only outlier there would be MedImmune, I think most people would recognize as an outlier and from a different time. And you can see the 38% compares well across the patch there with a median of 31%.

I think it is one thing that is worth noting is that you do see different premiums depending on the size of the acquisition. The smaller the acquisition, the higher the premium. And that top graph is simply showing you the numbers on one day. The bottom part is really on a one month and pretty much gives you a similar message.

On slide 10, you know again, we have picked this up from multiples and again, we are in line with large pharmaceutical transactions. So if you are looking at the transaction value to revenue at 4.2 times, we are roughly in there at 4.6. Again recognizing that this is a more mature biopharmaceutical company and does have a little bit of a patent cliff in there. We shouldn’t forget that both in the oncology/hematology as well as in the cardio/renal franchises, we are going to have some patent expiries. So this is not all large molecule business. If you look at the again the transaction value to EBITDA again, our 18.5 compares pretty well to the median for transactions of 14.4.

Moving to slide 11, you know, I think the CFO of Genzyme said we weren’t valuing alemtuzumab. That is not correct actually. We have looked very closely at Campath®. Campath® was a product of Wellcome way back when I used to work for that company. So a lot of us know this product pretty well because it has changed hands a number of times. Quite honestly though we look at this pretty much like the market does. You have got a product that I think certainly is going to show some very impressive efficacy and we would expect the company to show some data at the upcoming ECTRIMS conference, data that are almost certainly going to be in line with the three-year data.

So I don’t think the efficacy is going to be the issue. But there is a reason why we are here in 2010 and still two years, three years away from a launch even though a proof of concept in multiple sclerosis was actually first achieved in 1994. Why will it take 18 years to get to the market? Well, that is largely because it has had a bit of a tricky side effect profile and, in fact, had its development stopped for a few years because of that.

Now obviously in multiple sclerosis you have got a different tolerance for side effects but you have also got an increasingly competitive marketplace. If you also couple that with the fact that there is significant royalties to be paid, we believe that our valuation is closer to that of the marketplace and is probably closer to the reality of the product. I do think that the product is likely to get to market however just given its efficacy.

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Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

What we would have liked to have done and in our meeting with Henri, we identified this as one of the areas where we potentially had a valuation metric difference and this one would be a good area where we could do a little deeper dive on both sides. Obviously a lot of us have a lot of marketing experience in both companies and certainly sanofi-aventis through its experience with Copaxone® as well as the fact that we have teriflunomide in development, know this market particularly well, we can sit down and really go through some of the underlying assumptions of positioning and market potential as well as pricing. But that idea didn’t get retained.

That really has also covered slide 12 if you like and you can see that this is an extremely important marketplace but with Gilenya TM’s recent approval, this is going to be clearly a more crowded marketplace.

Moving to slide 13, you know the other area where there could be some opportunity to get together on a valuation is on production. You know, I think Genzyme’s management will essentially say — well look, we had a little hiccup with production but we are back on track and everything is going to come back to the way it was. While I don’t really think that is actually realistic. While they have had those manufacturing difficulties, this has allowed competitors to gain a significant foothold. While I would believe that the Genzyme franchise are going to be able to strongly withstand competition over time, you know it is not going to go back to 100% market share.

Fabrazyme® also has not yet got back to full yields on its — on the new sell banks that they have put in and so I think you know there is still an outstanding question about whether or not Fabrazyme® gets back to full production by the middle of next year. I think that remains to be seen.

I think the other thing is when you look at the time it takes, we are talking about a three- to four-year time horizon and I certainly have personal experience with at least one of these consent decrees on the page here. What I don’t think I have seen much written about it is that this is certainly going to increase costs of the Company. These are not just one-time costs. Consent decrees require an awful lot more process, training, investments in IT, very often investments potentially in plant and equipment. And so we would expect a resolution of the consent decree to have a longer-term impact on margins.

So again, these are areas where you could imagine that one might be able to have a little bit of to and fro on in terms of underlying assumptions. But again considering that we don’t know how much they expect that the company is worth when the response is bid more but they don’t tell you how much more to bid and when you try to get into a little bit of some of the core valuation aspects of the company and new products don’t have side effects and manufacturing problems aren’t going to cost anything to resolve, and you know the competition really isn’t going to have any impact, it is very difficult to have a realistic discussion.

So again, we move to slide 14 which I think is our last slide, which is we today are launching a tender offer. And again just to repeat the messages why we think that offer is compelling, we have — we believe that all of the risks and opportunities have been included in the unaffected share price. If you go through a proxy fight as this company did back in May, you are going to make sure that there is full transparency and full presentation of the opportunities within the company that have been presented.

Obviously the recovery plan is something that was laid out for investors back in May. They are executing on that but in line with expectations. You know, the future stock expectations we believe again that this offers substantial value to a share price if there were no acquirer. The premiums and multiples are in line with other large biopharmaceutical deals.

Manufacturing issues, they are not out of the woods yet. There is clearly an improvement. This really takes the execution risks over onto our side. We believe we have the know-how and the resources to be able to resolve those.

A lot of the other valuation drivers are already incorporated, for instance alemtuzumab in MS. We have to remember that the over-diversification has really left them with product franchises with one or two products. So you need an awful lot of infrastructure if you go into a new area. And even if you are going to contemplate marketing MS, although you don’t need thousands of sales reps to do this, every one of these areas requires specialized people in medical and regulatory affairs and medical information and in production in some cases. So if you have one or two products, it is a lot more — it is a lot less cost effective to be in that.

And the final thing is we are talking all cash here. So this rewards Genzyme shareholders, eliminates risks and at the same time, we believe drives significant value for sanofi-aventis shareholders.

So with that, I am happy to take a pause here and turn it over to questions.

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

QUESTION AND ANSWER

Operator

(Operator Instructions). Tim Shap, Capital Global Markets.

Tim Shap - Capital Global Markets - Analyst

Can you hear me?

Chris Viehbacher - sanofi-aventis - CFO

Yes.

Tim Shap - Capital Global Markets - Analyst

Okay, hi. So I just wanted to clarify, Genzyme just under a month ago announced that they are selling their genetics business for $925 million. And so I am just trying to understand are you in the belief that they did not create any value for shareholders by basically divesting that asset because your offer has not changed?

Chris Viehbacher - sanofi-aventis - CFO

No, but that was a divestment that was already anticipated and the purchase price was essentially in line with what market expectations were.

Tim Shap - Capital Global Markets - Analyst

Okay. Alright. Now just you mentioned in the release, you mentioned in the release that you got 50% of Genzyme shareholders to participate or wanting to sell the company. So I’m just trying to understand did you also got any kind of indication of what kind of valuation that they are looking for?

Chris Viehbacher - sanofi-aventis - CFO

Well that would have been nice but these are all pretty clever sophisticated people. So they are not about to go sign up for anything the first time someone walks through their door unfortunately. So I think that is why we launch a tender offer. I think we will wait and now work with the market place to see how the company responds to this. And that is why we have given ourselves time through to December 10 to make sure that there is – that both companies get an opportunity to provide in full transparency all the information that investors need to make up their minds.

But we did certainly hear that if you asked do you want to wait around and see whether the company gets fixed and wait for higher value or do you want to take a cash offer now? We didn’t hear a single person say they wanted to hang around to wait and see what happens. So after that, you know, we are just continuing to note that $69 is a lot better than where the stock was before we came along.

Tim Shap - Capital Global Markets - Analyst

Okay. Just I think I brought this point last time you had the conference call but just want to kind of reiterate this point. So I just wanted to reiterate this point is that you mentioning that on an EPS level that you are paying approximately just under 19 times for next year and then under 15 times 2012. But next year earnings are expected to grow 90% and in 2012 between 2011, 2012, it is expected to grow between 26% and 28%.

So I am just trying to understand when you were mentioning the multiples relative to peers, they are not reflective of the growth opportunity or basically what consensus is saying.

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

Jérôme Contamine - sanofi-aventis - EVP and CFO

Yes. This is Jerome Contamine speaking. This is what we have presented in one of the slides which I think is slide seven on which we have precisely used the expected earnings per share over the period up to 2014 and used the average multiple, i.e., 13.6 for biotech industry. And then applied the 10.6 discount rate which is precisely the WACC presented by Genzyme to their investor meeting they held in last June.

And if you take all that into account, you see that even in 2014 if you take the expected EPS as well as this 13.6 p/e multiple on the discounted basis, the present value of the share price of Genzyme would be 56, which leaves a significant gap against the $69 which is our offer price today. So I think that we have really taken that into account and offered a premium with no risk against this assumed value by 2014.

Chris Viehbacher - sanofi-aventis - CFO

I think the other is if you look on slide eight, you can see that even on a price earnings ratio this values the company at 14.7 times consensus EPS forecast. So with the growth that you are projecting in those consensus forecasts compared to 10 for large biotech median. So you are roughly 50% higher than the way the rest of large biotech median is valued.

So I think again you can see that there is a substantial premium here in the way that we are valuing Genzyme versus the market. So I think we need to move on to the next question.

Tim Shap - Capital Global Markets - Analyst

Okay, thank you.

Operator

Graham Parry, Merrill Lynch.

Graham Parry - BAS-ML - Analyst

Thanks for taking my questions. I just have three. The first one is just the level of due diligence that you have been able to do on the manufacturing issues and what sanofi believes the outstanding issues are. So do you think this is still a buyer react issue or do you believe that you are just dealing with fill finish? And do you have anything from Genzyme over the meetings that you have had that are over and above public disclosure to work with?

The second was could you just run through the conditions attached to the offer so what is the minimum requirement for acceptances? Are there any other conditions on the offer?

And then thirdly, I think Chris, you have previously referred to tender offers as a referendum on an offer price. So would you still envisage that this could turn friendly at a later stage? I think under Massachusetts law actually, it has to. So could you just walk us through your expectations for potential friendly process ultimately coming out of this? Thanks.

Chris Viehbacher - sanofi-aventis - CFO

Right, the first question was.

Jérôme Contamine - sanofi-aventis - EVP and CFO

Manufacturing.

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

Chris Viehbacher - sanofi-aventis - CFO

Manufacturing. So we don’t have any nonpublic information of any sort, certainly not on manufacturing or anything else. You know, I think certainly the company has said that they appear to be on track to fully supply the US market by September for Cerezyme® and hope to do so by January. So obviously, we would like to just verify that that makes sense but they appear to be marching towards that.

Fabrazyme® is a little bit more tricky because cell bank yields are very difficult to judge and evaluate. This is where the art of biological manufacturing is. So whether or not they are able to raise those yields will really determine how much market share they are able to retain on that product and how big the product then ultimately becomes.

Beyond that, I think one would want to really just check with Quantic as to what they are doing and how that is progressing and make sure there are no other issues. And of course, it is going to be fundamentally important that the Framingham site become available at the end of 2011. Given that ultimately a deal cannot progress without the consent of the Board of Directors, our belief is that at some point we will actually have an opportunity to do the due diligence that is necessary. Most of what they have projected in terms of manufacturing recovery though is in line pretty much with expectations.

In terms of where the deal goes, I’ll take the third question, you know, it is difficult to say. I mean these things have plenty of twist and turns along the way. Really, the next step is that Genzyme’s Board is obliged to file what is called a 14D-9 which will be their official response to our tender offer in that the Board has the option for staying neutral, approving the deal or rejecting it. And in all cases having to give and particularly in the case of a rejection, a detailed assessment of why they believe that our offer is not adequate and how they value the company. Beyond that then there is going to be you know continued dialogue with shareholders.

We have said before that we are absolutely open to sitting down with management and the Board of Genzyme but this has to really be around real value drivers. I mean right now the position at Genzyme is just put more money on the table. And while given that there does not appear to be another bidder at this stage, you know, we don’t really see why we would want to be bidding against ourselves and raising a price in the absence of any new or meaningful information. But we are obviously prepared to discuss value drivers. There is no such thing as a single point estimate as to what the value of a company is.

What was the second question on — was it — I didn’t quite catch it — was on requirements related to the (multiple speakers)

Graham Parry - BAS-ML - Analyst

Conditions of the deal.

Chris Viehbacher - sanofi-aventis - CFO

The conditions are, it is a standard tender offer. I mean the only condition is obviously that as is normal in the United States that there be the consent of the Board of Directors at the end of it. Beyond that I think are some technical ones but this is pretty much a standard tender offer.

Jérôme Contamine - sanofi-aventis - EVP and CFO

Of course as we get a minimum of 50% (inaudible)

Chris Viehbacher - sanofi-aventis - CFO

Yes.

Graham Parry - BAS-ML - Analyst

That’s great. Thank you.

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

Operator

Jacob Thrane, Standard & Poor’s.

Jacob Thrane - Standard & Poor’s - Analyst

Good afternoon, gentlemen. Just a quick question, Chris, could you just help me understanding the timeline on Gary’s third question in respect of the acceptance neutral or rejection stance from the Board? How should we expect this to progress? I am not looking for a date as such but do you know what can you help me understand what sort of timelines that this will be working to? You mentioned some filing decree.

Chris Viehbacher - sanofi-aventis - CFO

They have to file this so-called Form 14D-9 at the latest within 10 business days. I am looking at my legal adviser here — yes, 10 business days of our launch of the tender offer today. They could however do this so before October 19 to be clear. They could of course do that at any time. So it could be faster than that.

Jacob Thrane - Standard & Poor’s - Analyst

All right, thank you very much.

Operator

We have no more questions for the moment. (Operator Instructions). We have a question from Mr. Goodfrey. Sir, Please go ahead. Mr. Goodfrey, you have the floor. Please go ahead.

Sebastien Martel - sanofi-aventis - Director of IR

Do we have any other question at this point?

Operator

Please hold on until we can give the floor to the next question. Thank you.

Sebastien Martel - sanofi-aventis - Director of IR

Operator?

Chris Viehbacher - sanofi-aventis - CFO

Operator? So we do have some more questions, we are just getting them through the queue here so —

Operator

We have a question from Geoffrey Porges, Bernstein.

Geoffrey Porges - Sanford Bernstein - Analyst

Thanks very much for giving me a chance to ask a question. You provide some useful background to your thinking about Campath®. But could you give us a little bit more thoughts about — we have had the launch of GilenyaTM with pricing well above expectations here. I’m wondering if that is incorporated into your thinking about Campath®?

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Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

And then secondly, could you address what your thoughts on the outlook for revenue growth from Myozyme® and also for eliglustat which are a couple of other real growth drivers that I think investors are looking at in the Genzyme portfolio. Thanks.

Chris Viehbacher - sanofi-aventis - CFO

I mean as far as Myozyme® and eliglustat, I would say our own — our own outlook is comparable to that of the marketplace. Eliglustat I would just point out that obviously while it is an interesting defensive play as an oral compound. When you’re sitting there with the lion’s share of the market, this is more likely to be a cannibalization than a true growth driver.

On Campath® you know maybe there is a pricing play. I mean you know if the price gets significantly increased and given away free in a cancer market or there is a different brand name given to it and one tries to have dual pricing, it certainly would appear to be limited to the US market. It would be extremely difficult to stage change the pricing of the molecule outside of the US at this stage.

Geoffrey Porges - Sanford Bernstein - Analyst

Okay, thanks very much.

Operator

Vincent Meunier, Exane BNP.

Vincent Meunier - Exane BNP Paribas - Analyst

Hello, thank you for taking my questions. The first one is on the present expiries of the cardio metabolic and renal disease small molecule drugs at Genzyme. Would you consider a carveout of this part of the business and what would be the criterion for this?

The second question is on the manufacturing issues while you say that Genzyme is likely to recover full speed for Cerezyme® in the US in September but do you believe it is possible? What is your own view regarding the timing of this recovery? And also regarding the offering, what would conduct to you dropping the offer? What maybe now the blocking factors apart from the consent of the Board of Directors and the 50% ownership? Thank you.

Chris Viehbacher - sanofi-aventis - CFO

So, first question was on cardio renal. It would be difficult to speculate at this point in time, Vincent, exactly as to what we would do. It is potentially but I would rather not comment on what we might do later.

On Cerezyme®, you know we at this stage we can only go by what management is saying. I mean they are going to announce Q3 results on October 20th I believe. So we would expect like the rest of the world to get an update on manufacturing and see how much sales were in the month of September. So again, all of this pretty much is implied. When you look at 2011, 2012 consensus earnings per share numbers, you can really only get there by assuming that the production comes back in the way that management has proposed.

On terms of blocking factors, you know this is — we will go through a tender offer and we will see what management then proposes and we will be able to get a better feeling for where investors are in terms of how they are reacting to the tender offer and we will take it from there. Again, our view is that we would like to create value for both our shareholders both for Genzyme as well as for sanofi-aventis shareholders as quickly as possible. And the best way to do that is to be able to sit down and really get into some of the valuation principles.

I believe actually that if we were to do that, we could actually come to an agreement reasonably quickly. But in the meantime, you know we are going to continue with the process.

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

Vincent Meunier - Exane BNP Paribas - Analyst

Okay. Thank you. And maybe if you achieve to buy more than 50% of shares and you have no possibility to discuss with the management of the company, even assuming that the Board gives you a consent, would you retain a shareholding in Genzyme and what would be your intention?

Chris Viehbacher - sanofi-aventis - CFO

Actually normally in the US you would not actually have a shareholding because of defense measures that the Board has at its place. I think at that point you either decide to walk away or you continue. The Genzyme Board needs to be reelected every year in its entirety at an annual shareholders meeting and one could anticipate a proxy contest at that point theoretically. But I think where we are here it is too soon to speculate as to what we might do. But we have been very clear that all options are on the table.

Vincent Meunier - Exane BNP Paribas - Analyst

Thank you very much.

Operator

Justin Smith, M.F. Global.

Justin Smith - M.F.Global - Analyst

Thanks very much. Just two questions. Chris, sorry to labor the point a bit but when I look at some charts, it seems to me that the downgrades to consensus earnings for 2011 and 2012 mostly took place in 2009 yet you are arguing the underperformance of this company started in 2006. I guess the question is I am just trying to understand how comfortable you are with market expectations for Genzyme in 2011 and 2012?

And then the second question, just wanted to sort of try and understand how much of your time this process is taking up at the moment? I know you are trying to balance that with kind of running sanofi on its own.

Chris Viehbacher - sanofi-aventis - CFO

You know, in terms of time yes, it does take some time up clearly but I think I have always spent pretty much 20% of my time on external growth. I mean I think that comes with part of the job. But we will have Q3 earnings up and we will let the market judge as to whether or not they think we are doing a good enough job but I think the business is in good shape.

In terms of market outlook, one may be happy or not happy with the way the market values things but it is pretty hard to argue with the market. And I would say that about sanofi as well as Genzyme. You know, this is a stock that is pretty illiquid, pretty well traded. A lot of investors, a lot of sophisticated funds in here, a lot of sophisticated analysts following this.

So my belief is that you have got people who have had a long experience with biotech and with the industry looking at all of the news flow. And so I start with the basis that the unaffected share price was a fair representation of the value of the company.

Justin Smith - M.F.Global - Analyst

Okay, thank you.

Operator

Andrew Bahn, Millennium.

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

Andrew Bahn - Millennium - Analyst

Hi, you have stated that a majority of the shareholders seem like that they want to accept the deal certainly at some price if not $69. Are you willing to buy a majority of the shares if you cannot get to 100% ownership? I mean there is a pathway for you to do that.

Jérôme Contamine - sanofi-aventis - EVP and CFO

Well actually, I mean as you understand, I mean the offer is conditional to the fact that we own 50% and we get the approval from the Board, whatever Board it is at the end of the day. But the day we own actually 50% under Massachusetts shares as well as US laws. I mean we have the pathway to go up to 100% through various steps of purchase to be put in place.

So the point is really to get the 50% actual and real and then I mean we can go up to 100%.

Operator

Mark Schoenebaum, ISI Group.

Mark Schoenebaum - ISI Group - Analyst

Hey guys, thanks a lot for taking the question. First question is I appreciate the slides on the P/E multiples and the EBITDA multiples. But I think most of us believe P/Es are really just shortcuts to an NPV or DCF-based analysis. Can you give us any insight into how you are thinking about Genzyme on an NPV basis?

Chris Viehbacher - sanofi-aventis - CFO

I am sure a lot of people would like to have that, Mark. You know, I think — look, let’s be honest. We are all grown-ups here. You always start with the marketplace and you guys do your DCFs as part of your underlying analysis. So I am assuming that the DCFs are reflected in the share price if one has any faith in the marketplace at all.

So as I say, we have started with a share price. You know there has been plenty of time. It is not like someone kind of launches in here on Tuesday with a tender offer. You know this is a stock that has had an awful lot of attention paid to it. This is a company that went through a lengthy proxy fight. And so this has had a lot of attention from analysts and investors, a lot of road shows by management. I think if there is anything to be known about this company, it is out there in the marketplace and if the market wanted to value it, it could. So personally I think you in any deal, you really can’t move very far from a baseline about where the marketplace is.

Mark Schoenebaum - ISI Group - Analyst

May I ask one more?

Chris Viehbacher - sanofi-aventis - CFO

Sure.

Mark Schoenebaum - ISI Group - Analyst

So your visit with shareholders as you stated, can you give us any color as to what your impression is about the adequacy of a $69 number based on these dozens of conversations that you have had?

Chris Viehbacher - sanofi-aventis - CFO

Well, I mean, I think it ranged from — well we want a whole lot more to thank you, you just made my bonus for this year.

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

Mark Schoenbaum - ISI Group - Analyst

Okay, fair enough. Thanks a lot for taking my questions.

Operator

Li Wong, United First Partners.

Li Wong - United First Partners - Analyst

Hello, this is Li from United First Partners. My question is given Genzyme has some takeover defense for example a poison bill can be renewed at the discretion of the Board and as you mentioned, that it just had a shareholders meeting this year in June. So if the Board still refuses to talk, I can see the (inaudible) could potentially get very protracted.

My question is is sanofi committed to stay potentially for example 10, 12 months to acquire Genzyme or at some point you may decide look, there are other attractive partners out there and you underbid and pursue other targets? Thank you.

Chris Viehbacher - sanofi-aventis - CFO

Hey, we are not going anywhere. I think we have got plenty of time and resources on our side and we are committed to this transaction. And I think there are a lot of options on the table and one can always evaluate those after a few months. But we spent an awful lot of time preparing for this acquisition. We believe we know of an awful lot about the company and again, I think we can unlock a lot of value for shareholders on both sides here.

So I think it would be a real shame to have to walk away. Now again, all options are on the table but again, we are extremely committed to this transaction.

Li Wong - United First Partners - Analyst

Okay, great. Thank you.

Sebastien Martel - sanofi-aventis - Director of IR

We are going to take one more question.

Operator

Sally Yanchus, TradeWinds.

Sally Yanchus - TradeWinds - Analyst

Yes, hi. Two questions just regarding Genzyme, the entity. One, if you do successfully acquire it and integrate it, are there pieces of the business or assets there that you would look to divest? I don’t know if you can comment on that at this time. But I don’t know if there is pieces there that you don’t view — you view as not critical to the incorporated business.

And second on the manufacturing side, is there some either inherent knowledge or expertise that you feel that sanofi has in this area that could get the situation results faster and get the market — or get the products back onto the market sooner than if Genzyme were just a standalone entity?

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

Chris Viehbacher - sanofi-aventis - CFO

Thanks, Sally. I think I would rather have the conversation with you about what we do with the different businesses as and when we actually own the company for good reason. I don’t really want to go into a lot of detail on that at the moment as I am sure you can appreciate.

In terms of the manufacturing, there are essentially two issues. One is still unfinished in a sterile environment. We do that certainly every day and you have to understand when you go through a consent decree — and as I say I have been through one — essentially you have got a whole lot of extra work here because on the one hand you are already behind the eight ball trying to produce not only to meet the demand but you have got to rebuild stock levels. So you know you’ve got the market crying out for product.

You have got consultants on board mandated by the FDA who essentially are going to duplicate everything that you are, for instance, quality assurance department does. They can’t release a batch without having Quantic or whoever it is — I believe it is Quantic is in there — also releasing a batch. At the same time, you have got to transfer manufacturing out so you have got to transfer things in this case to Waterford and to Hospira. But of course you can’t do that without regulatory filings and regulatory documents.

And then at the same time, you’re trying to prepare an official response to the consent decree. And you are trying to upgrade all of your processes because the consent decree essentially means that there are systemic issues with quality. So it is not just a hair in a vial for example. There is usually a question of the whole culture of quality so there is a significant investment that has to be done in training, IT systems, SOP documentation, all of that.

So the workload goes up dramatically and we as a Company have clearly a whole lot more resource to be able to do those things to fill and finish type production we are looking at is stuff we do every day and vaccines and Lovenox and insulin. We could in fact probably even help out on some of the capacity issues. So probably wouldn’t even need to transfer to Hospira.

On the sell bank yields, we are in a little different type of production than vaccines although you certainly get into issues of yields on production and vaccines as well. So we may be able to help on that a little bit but I would suggest for the most part, it is going to be on providing extra people, background and relieve some of the inevitable stress on an organization as it is going through that.

Sally Yanchus - TradeWinds - Analyst

Thank you.

Chris Viehbacher - sanofi-aventis - CFO

Okay, Sally, good. I think we have to close down at that point, operator, but appreciate everybody’s time and attention. And obviously we will be at your disposal as events unfold.

Sebastien Martel - sanofi-aventis - Director of IR

So at this time we would like to thank you for your time to participate in our call today and I would like to remind you that our Q3 results announcement will be done on October 28.

Operator

Ladies and gentlemen, this concludes the conference call. Thank you all for attending. You may now disconnect.

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FINAL TRANSCRIPT

Oct 04, 2010 / 01:00PM GMT, SNY - Sanofi-Aventis Commences Tender Offer to Acquire All Outstanding Shares of Genzyme for $69 per Share in Cash Conference Call

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